Exhibit 2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO ELECT five (5) directors for the coming year.	☐	☐	☐
2. To AMEND the compensation policy for office holders.	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 2)	YES ☐	NO ☐
3. To APPROVE the grant of options to Mr. Sam Cohen	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 3)	YES ☐	NO ☐
4. To APPROVE the grant of options to Mr. Yaron Menashe	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 4)	YES ☐	NO ☐
A "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes (1) a personal interest that arises solely from the fact of holding shares in the Company or any body corporate, or,  (2) with respect to Proposal 2 only,  a personal interest that is not a result of connections with a controlling shareholder of the Company.

5. To APPROVE the remuneration terms and grant of options to Mr. Natan Avisar.	☐	☐	☐
6. To REAPPROVE the amended CEO Consulting Agreement between the Company and Cyloes Ltd., a company controlled by Mr. Sam Cohen.	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 6? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 6	YES ☐	NO ☐
7. TO REAPPROVE the amended CFO Consulting Agreement between the Company and Yaron Financial Services Ltd., a company controlled by Yaron Menashe	☐	☐	☐
The undersigned hereby acknowledges receipt of the Notice of the Annual  General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Name of Shareholder:____________________

Signature of Shareholder: _________________

Date: __________________

If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 7? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 7.	YES ☐	NO ☐
8. TO RATIFY and approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu (“Brightman”) as the independent public accountants of the Company for the year ending December 31, 2013
	☐	☐	☐
9. TO APPROVE the appointment of Brightman as the independent public accountants for the year ending December 31, 2014, and (iii) authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

ELBIT VISION SYSTEMS LTD.
For the Annual General Meeting of Shareholders To Be Held On Monday January 12, 2015 at 4:00 P.M.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Adrian Daniels and Avi Anouchi, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on January 12, 2015, at 4:00 P.M. (local time), and all adjournments and postponements thereof.

Please date, sign and mail or fax your proxy card to: Corporate Secretary, Elbit Vision Systems Ltd. Bareket 7, Industrial Park Caesarea P.O.B 3047, Caesarea, Israel Fax No: (04) 610-7626

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side